Exhibit 99.2

ALARUM TECHNOLOGIES LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 2, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Alarum Technologies Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on November 2, 2023, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until November 2, 2023, at 5:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of the Proposals described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

As defined under the Companies Law, “personal interest” means: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

As defined under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that, other than our directors, officers and their relatives, none of our shareholders should have a personal interest in the proposed resolutions herein. Thus, we believe all other shareholders should indicate “YES” in the appropriate place on the proxy card, voting instruction form or in their electronic or telephonic submission, so as to indicate that they do not have a personal interest with respect to the proposals herein, where applicable.

In case Proposal 1 (adoption of a compensation policy) will be approved, Proposals 2, 3, 4, 5, 6 and 7 will require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company (contact details below), no later than October 5, 2023, a proposed additional agenda item for the Meeting.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company (contact details below). Any Position Statement received will be furnished to the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than October 23, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than October 27, 2023.

Contact details: Alarum Technologies Ltd., c/o Mr. Shai Avnit, Chief Financial Officer, at 30 HaArba’a Street, 6473926 Israel, P. O. Box 174, e-mail address: shai.avnit@alarum.io.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (2,920,608 Ordinary Shares), as of September 28, 2023, and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

APPROVAL OF ADOPTION OF A NEW COMPENSATION POLICY OF THE COMPANY’S OFFICERS AND DIRECTORS

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their officers and directors, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for officers and director compensation.

On September 26, 2019, the Company’s shareholders approved a compensation policy for the Company’s officers and directors for a period of three years, which was then after amended and approved by the Company’s shareholders on September 15, 2020 (the “Previous Policy”). As of September 15, 2023, the Previous Policy has expired, and a new policy has not been approved since.

On September 13, 2023, the Compensation Committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, reviewed the terms of the Previous Policy in depth. After considering the growth in the Company’s business and achievements since the Previous Policy was last adopted, the successful completion by the Company of a private placement on September 14, 2023, in the aggregate gross amount of $ 4,250,000 (the “Private Placement”) and the Company’s most recent financial results for the second quarter of 2023, which presented continuous improvement of key financial metrics, such as revenues, Adjusted EBITDA and operating cashflows, and further to comparing different components of compensation to companies similar to the Company, using a benchmark analysis performed by an independent consultant, the Compensation Committee and the Board of Directors approved and recommended to the shareholders of the Company to approve the adoption of a new compensation policy, for a period of three years following shareholders’ approval, in the form attached hereto as Exhibit A (the “New Policy”).

The proposed New Policy is designed to promote retention and motivation of directors and officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool.

Pursuant to the proposed New Policy, the compensation that may be granted to an officer may include: a base salary, annual performance bonus, special bonuses, equity-based compensation, benefits and termination of employment or service providers arrangements, indemnification, exemption and liability insurance coverage and other customary terms.

When considering the adoption of the New Policy, the Compensation Committee and Board of Directors considered various factors, including: (i) relevant provisions set forth in the Companies Law and regulations applicable to companies such as ours; (ii) market practices, competitive markets and the best interest of the Company and our shareholders; (iii) the advancement of the Company’s objectives, the Company’s business environment, its business plan and its long-term strategy; (iv) variable compensation; (v) the need to create appropriate incentives for directors and officers; and (vi) the Company’s achievements in the short and long term as mentioned above.

The Compensation Committee and the Board of Directors also considered the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt the New Policy for the Company’s officers and directors, in the form attached as Exhibit A to the Proxy Statement.”

The approval of proposal 1, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO APPROVE AN INCREASE OF THE PER-MEETING COMPENSATION AND ANNUAL FEE FOR NON-EXECUTIVE DIRECTORS

On September 13, 2023, the Compensation Committee, and the Board of Directors, approved, and recommend that the Company’s shareholders approve, an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors (as defined below) shall be effective as of September 13, 2023. The following members of the Board of Directors are the Company’s non-executive directors, other than the Company’s Chairman: Mr. Yehuda Halfon, Ms. Rakefet Remigolski, Mr. Moshe Tal and Mr. Avi Rubinstein (the “Non-Executive Directors”).

Currently, in accordance with the Israeli law requirements and the Previous Policy, the cash fees paid to each of our Non-Executive Directors include an annual fee of up to NIS 30,000 (approximately US$7,8411), and NIS1,500 (approximately US$3922) as a per-meeting fee.

We undertake regular reviews of the fees paid to non-executive directors to ensure that the Company maintains the ability to pay Non-Executive Directors remuneration at a level that is commensurate with market rates and as necessary to attract and retain directors of the appropriate level of experience and expertise. The level of remuneration for our Non-Executive Directors was previously determined in 2019. Since then, there have been considerable additional demands placed on directors due to increased corporate and regulatory requirements and considering our directors’ average time commitment, the market rate needed to attract and qualified members, the nature of the role and growth in the Company’s business in recent years, we believe that an increase in remuneration is fair and reasonable in all the relevant circumstances relating to the Company’s affairs, the nature, extent and liabilities associated with service as a Non-Executive Director or otherwise by reference to prevailing corporate governance standards and practices.

Therefore, our Compensation Committee and Board of Directors consider it appropriate that all of the Non-Executive Directors, either currently serving or who will be appointed in the future, be compensated, through a compensation mechanism that will take into account the time, attention and expertise required by such directors, and that will set a solid foundation for attracting directors with the appropriate skills and experience applicable to the Company’s industry and needs.

For the above reasons, the Compensation Committee and the Board of Directors recommend that the Company’s shareholders approve an increase of the per-meeting fee, to which each of the Company’s Non-Executive Directors shall be entitled, to NIS2,500 (approximately US$6533) (the “New Per-Meeting Fee”) and an increase of the annual fee, to which each of the Company’s Non-Executive Directors shall be entitled, to NIS60,000 (approximately US$15,6824) (the “New Annual Fee”).

The New Per-Meeting Fee and the New Annual Fee will be paid on a quarterly basis, in U.S. dollars or in NIS, plus VAT, if applicable, shall apply to the Non-Executive Directors effective as of September 13, 2023, or to such non-executive directors that will be appointed in the future, effective from their respective appointment.

The proposed increases to the New Per-Meeting Fee and New Annual Fee are consistent with the Israeli law requirements and the New Policy, and following the reasons detailed above, the Compensation Committee’s and the Board of Directors’ believe that the approval of this proposal 2 is in the best interest of the Company.

[1]	All US dollar amounts in this Proxy Statement are based on an exchange rate of US$1: NIS3.826, on September 14, 2023.

[2]	See footnote 1 above.

[3]	See footnote 1 above.

[4]	See footnote 1 above.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the per-meeting fee and annual fee, to which each of the Non-Executive Directors shall be entitled, as set forth in the Proxy Statement.”

In case Proposal 1 will not be approved, the approval of this proposal 2, as described above, requires the affirmative vote of a Special Majority.

In case Proposal 1 is approved, the approval of this proposal 2, as described above, requires the affirmative vote of a Simple Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

to approve a grant of RESTRICTED SHARE UNITS to Non-executive directors of the company

On September 13, 2023, (the “Date of Grant”), the Compensation Committee and the Board of Directors, approved and recommended that the Company’s shareholders approve, a grant of Restricted Share Units, which will be settled in Ordinary Shares of the Company (“RSUs”), to the Non-Executive Directors, under the Company’s Amended and Restated Global Incentive Plan (the “Global Incentive Plan”).

The Compensation Committee and the Board of Directors believe it is in the best interests of the Company to grant RSUs, under the Global Incentive Plan, to Mr. Moshe Tal, Mr. Avi Rubinstein, Mr. Yehuda Halfon and Ms. Rakefet Remigolski, as follows (the “Grant of RSUs to Non-Executive Directors”):

Name	Title	Previous Options Granted	RSUs Suggested for Grant
Yehuda Halfon	Independent Director	105,000 (in case exercised into Ordinary Shares, will be equal to 10,500 ADSs)	75,000 (in case settled in Ordinary Shares, will be equal to 7,500 ADSs)
Rakefet Remigolski	Independent Director	105,000 (in case exercised into Ordinary Shares, will be equal to 10,500 ADSs)	75,000 (in case settled in Ordinary Shares, will be equal to 7,500 ADSs)
Moshe Tal	Independent Director	105,000 (in case exercised into Ordinary Shares, will be equal to 10,500 ADSs)	75,000 (in case settled in Ordinary Shares, will be equal to 7,500 ADSs)
Avi Rubinstein	Director	369,996 (in case exercised into Ordinary Shares, will be equal to 37,000 ADSs)	75,000 (in case settled in Ordinary Shares, will be equal to 7,500 ADSs)
Total		684,996 (in case exercised into Ordinary Shares, will be equal to 68,500 ADSs)	300,000 (in case settled in Ordinary Shares, will be equal to 30,000 ADSs)

The Grant of RSUs to Non-Executive Directors is subject to a standard vesting of three years, as follows (the “Vesting Schedule”): (i) 1/6 of the RSUs granted will vest on April 19, 2024 (the “First Installment”); and (ii) 1/12 of the granted RSUs will vest each quarter for 10 quarters, following the First Installment. In the event of termination of engagement between the Company and any of the Non-Executive Directors, any unvested RSUs at the time of such termination shall be automatically cancelled. It is hereby clarified that the Vesting Schedule may be accelerated upon the occurrence of special events, as defined in the Global Incentive Plan and the New Policy.

The value of Grant of RSUs to Non-Executive Directors and its terms are within the frame and principles of the New Policy (brought for approval as Proposal 1 in this Proxy Statement), representing an amount of NIS95,554 (approximately $24,9755), and on annual bases approximately NIS 31,851 (approximately $8,3256).

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation with regard to the approval of the Grant of RSUs to Non-Executive Directors, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, among others: (i) the position, responsibilities, background and experience of each of the Non-Executive Directors; (ii) that the RSUs granted to Non-Executive Directors reflect a fair and reasonable value for each of the Non-Executive Directors’ services, commitment and contribution to the Company’s growth and achievements in the short and long term; and (iii) that the Grant of RSUs to Non-Executive Directors is in accordance with the New Policy (brought for approval as Proposal 1 in this Proxy Statement).

[5]	See footnote 1 above.
[6]	See footnote 1 above.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Moshe Tal, Mr. Avi Rubinstein, Mr. Yehuda Halfon and Ms. Rakefet Remigolski, RSUs, as set forth in this Proxy Statement.”

In case Proposal 1 will not be approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

In case Proposal 1 is approved, the approval of this proposal 3, as described above, requires the affirmative vote of a Simple Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

to approve a grant of RESTRICTED sHARE UNITS to Mr. SHACHAR DANIEL, the COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

On the Date of Grant, the Compensation Committee, and the Board of Directors, approved and recommended that the Company’s shareholders approve, a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and Director, under the Global Incentive Plan.

The recommended grant consists of 300,000 RSUs (equal to 30,000 ADSs), to be granted to Mr. Daniel (the “Grant of RSUs to Mr. Daniel”). The value of the Grant of RSUs to Mr. Daniel and its terms are in line with the New Policy (brought for approval as Proposal 1 in this Proxy Statement). The value of the proposed Grant of RSUs to Mr. Daniel, amounts, as of September 14, 2023, to a total of approximately NIS382,217 (approximately US$99,9007), and on an annual basis, approximately NIS 127,406 (approximately $33,3008).

Together with the outstanding options to purchase 1,080,000 Ordinary Shares of the Company (equal to 108,000 ADSs), granted to Mr. Daniel in aggregate in the past, Mr. Daniel’s holdings resulting from the exercise of such options and the Grant of RSUs to Mr. Daniel, will be equal to approximately 2.36% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Daniel is in accordance with the Vesting Schedule. In the event of termination of engagement between the Company and Mr. Daniel, any unvested RSUs at the time of such termination shall be automatically cancelled. It is hereby clarified that the Vesting Schedule may be accelerated upon the occurrence of special events, as defined in the Global Incentive Plan and the New Policy.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Daniel, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, inter alia: (i) the position, responsibilities, background and experience of Mr. Daniel; (ii) that the Grant of RSUs to Mr. Daniel reflects a fair and reasonable value for the Mr. Daniel’s contribution and achievements as the Company’s Chief Executive Officer, including the recent completion of the Private Placement and the Company’s most recent financial results for the second quarter of 2023, which presented continuous improvement of key financial metrics such as revenues, Adjusted EBITDA and operating cashflows; and (iii) that the Grant of RSUs to Mr. Daniel is in accordance with the New Policy (brought for approval as Proposal 1 in the Proxy Statement).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Shachar Daniel RSUs, as set forth in the Proxy Statement.”

In case Proposal 1 will not be approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

In case Proposal 1 is approved, the approval of this proposal 4, as described above, requires the affirmative vote of a Simple Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect - we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

[7]	See footnote 1 above.
[8]	See footnote 1 above.

PROPOSAL 5

to approve a grant of RESTRICTEED SHARE UNITES to Mr. Chen katz, the COMPANY’S chairman

On the Date of Grant, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders to approve, a grant of RSUs to Mr. Chen Katz, the Company’s Chairman of the Board of Directors (the “Chairman”), under the Global Incentive Plan.

The Company wishes to grant 50,000 RSUs to the Chairman (equal to 5,000 ADSs) under the Global Incentive Plan, (the “Grant of RSUs to Mr. Katz”).

The value of the Grant of RSUs to Mr. Katz is in accordance with the New Policy (brought for approval as Proposal 1 in this Proxy Statement). The value of the proposed Grant of RSUs to Mr. Katz, amounts to a total of approximately NIS63,703 (approximately US$16,6509), and on annual bases approximately NIS 21,234 (approximately $5,55010).

Together with the outstanding options to purchase 540,000 Ordinary Shares of the Company (equal to 54,000 ADSs) granted to Mr. Katz in aggregate in the past, and together with 100,000 RSUs recently granted to Mr. Katz, by approving the Grant of RSUs to Mr. Katz, Mr. Katz’s holdings resulting from the exercise of such options and the Grant of RSUs to Mr. Katz, will be equal to approximately 1.18% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Katz is in accordance with the Vesting Schedule. In the event of termination of engagement between the Company and Mr. Katz, any unvested RSUs at the time of such termination shall be automatically cancelled. It is hereby clarified that the Vesting Schedule may be accelerated upon the occurrence of special events, as defined in the Global Incentive Plan and the New Policy.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Katz, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, inter alia: (i) the position, responsibilities, background and experience of the grantee; (ii) that the RSUs granted to Mr. Katz reflect a fair and reasonable value for the Mr. Katz’s services and contribution to the Company’s operations and financial position, playing a pivotal role in providing leadership, guidance, and strategic vision that significantly impact the Company’s growth and stability. and (iii) that the Grant of RSUs to Mr. Katz is in accordance with the New Policy (brought for approval as Proposal 1 in this Proxy Statement).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Katz RSUs, as set forth in this Proxy Statement.”

In case Proposal 1 will not be approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

In case Proposal 1 is approved, the approval of this proposal 5, as described above, requires the affirmative vote of a Simple Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

[9]	See footnote 1 above.
[10]	See footnote 1 above.

PROPOSAL 6

TO APPROVE AN UPDATE TO THE MONTHLY FEE OF MR. CHEN KATZ, THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS

Background

Under the Companies Law and the Israeli Securities Authority’s position statements, arrangements concerning compensation of a company’s chairman, in accordance with the terms of the compensation policy, require the approval by the Compensation Committee, the Board of Directors and the Company’s shareholders, in a Simple Majority (as defined above), in that order11.

Since his appointment as chairman of the Board of Directors of the Company, Mr. Katz has made a significant contribution to the Company’s business and growth. The Compensation Committee and the Board of Directors believe that Mr. Katz performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

The current monthly fee paid to Mr. Katz, as previously approved by the Company’s shareholders four (4) years ago, is in the amount of NIS30,000 (approximately US$7,80012). The Compensation Committee and the Board of Directors suggest increasing Mr. Katz’s monthly fee to NIS40,000, in compliance to the increase in his scope of services by 20% (approx. US$10,50013), effective as of September 13, 2023 (the “New Monthly Fee for Mr. Katz”).

In making its recommendation with regard to the approval of the New Monthly Fee for Mr. Katz, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, among others: (i) the responsibilities and duties performed by Mr. Katz since his appointment in 2019, and the importance of Mr. Katz to the future growth of the Company; (ii) that the New Monthly Fee for Mr. Katz is in accordance with the New Policy (brought for approval as Proposal 1 in the Proxy Statement); (iii) the expected increase in the scope of Mr. Katz’s activities to promote the Company’s goals and business objectives, including certain investor relations involvement; and (iv) the fact that Mr. Katz’s monthly fee was last approved over four (4) years ago.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the monthly fee of Mr. Katz, the Company’s Active Chairman of the Board of Directors, as set forth in the Proxy Statement.”

In case Proposal 1 will not be approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

In case Proposal 1 is approved, the approval of this proposal 6, as described above, requires the affirmative vote of a Simple Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

[11]	and in case there is no valid compensation policy - a Special majority.
[12]	See footnote 1 above.
[13]	See footnote 1 above.

PROPOSAL 7

TO APPROVE AN ANNUAL EQUITY-BASED PLAN FOR THE COMPANY’S DIRECTORS

On September 13, 2023, the Compensation Committee and the Board of Directors, approved and recommended that the Company’s shareholders approve an annual equity-based plan for the Company’s members of the Board of Directors, under the Company’s Global Incentive Plan, as follows:

Once a year, in a date close to the date of the annual general meeting of the Company, the Compensation Committee and the Board of Directors may, without the need of further approval of the Company’s shareholders, grant each member of the Board of Directors, other than a director who is also serving as the Company’s Chief Executive Officer or a Subordinate Office Holder (as defined in the New Policy), equity-based compensation under the Company’s Global Incentive Plan, in an annual fair value (calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate)) which will not exceed NIS 1,800,000 (the “Annual Equity-based Plan”). The Annual Equity-based Plan terms will be as stated in the New Policy (brought for approval as Proposal 1 in the Proxy Statement) and as follows:

●	Vesting Schedule: (i) 1/6 of the equity-based compensation granted will vest at least 6 months from the date of grant, on such date that is closest to either April 19, July 19, October 19 or January 19, as applicable; and (ii) 1/12 of the granted equity-based compensation will vest each quarter for 10 quarters, following the first installment mentioned in section (i) above. In the event of termination of engagement between the Company and any of the Non-Executive Directors, any unvested equity-based compensation at the time of such termination shall be automatically cancelled, unless otherwise accelerated as described below.

●	Acceleration Mechanism: The Compensation Committee and the Board of Directors may allow immediate acceleration for any unvested award granted to an office holder, upon a Change of Control Event (as defined in the Global Incentive Plan and the New Policy) or following termination of services of the office holder.

●	Exercise Price: The exercise price of the equity-based compensation shall not be less than (i) the share price at the date of grant; or (ii) the average price of the last 30 trading days share price, prior to the grant date, as decided by the Compensation Committee and the Board of Directors.

●	Expiration date - up to ten (10) years from the date of grant.

●	The grant of equity-based compensation will be granted, to the extent applicable, under section 102 of the Income Tax Ordinance.

The Compensation Committee and the Board of Directors believe it is in the best interests of the Company to approve and to implement the Annual Equity-based Plan, under the Global Incentive Plan.

The values and terms of grants under the Annual Equity-based Plan are within the frame and principles of the New Policy (brought for approval as Proposal 1 in this Proxy Statement).

In making its recommendation with regard to the approval of the Annual Equity-based Plan, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, among others: (i) the position, responsibilities, background and experience of each of the Company’s directors; (ii) that the Annual Equity-based Plan reflect a fair and reasonable value for each of the Non-Executive Directors’ services and expected commitment in the long term; and (iii) that the Annual Equity-based Plan is in accordance with the New Policy (brought for approval as Proposal 1 in this Proxy Statement).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Equity-based Plan, as set forth in this Proxy Statement.”

In case Proposal 1 will not be approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

In case Proposal 1 is approved, the approval of this proposal 7, as described above, requires the affirmative vote of a Simple Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 30 HaArba’a Street, P. O. Box 174, Tel-Aviv 6473926, Israel.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as other companies incorporated in states within the United States whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 28, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 28, 2023, AND THE DISCLOSURE OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Alarum Technologies Ltd.
Chen Katz, Chairman of the Board of Directors

EXHIBIT A

Alarum Technologies Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: November 2, 2023

1. Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – the “Companies Law”), on September 13, the Company’s compensation committee of the board of directors (the “Compensation Committee”) and the Company’s board of directors (the “Board of Directors”), respectively, approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (hereafter - the “Office Holder”).

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its Office Holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of five (3) years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s compensation committee of the Board of Directors (the “Compensation Committee”), the Company’s Board of Directors and the general meeting of its shareholders after five (3) years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall examine, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change and does not create a commitment between the company and its office holders.

1.7	For the avoidance of doubt, any compensation of office holders (as defined below), which are controlling shareholders (as the meaning of “control” is defined in the Companies Law- 5759-1999) (the “Companies Law”), if applicable, may require additional approvals under applicable law.

2. The Policy

2.1	Definitions

“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

“Board of Directors” means the Board of Directors of the Company.

“Change of Control Event” means (i) acquisition (including an exchange) of more than 50% of the share capital of the Company by non-Affiliate holder, or a sale (including an exchange) of all or substantially all of the shares of the Company to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a sale of all or substantially all of the assets of the Company; and (iii) a merger (including, a reverse merger and a reverse triangular merger), consolidation amalgamation or like transaction of the Company with or into another corporation. It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Change of Control Event” at any time.

“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

“Office Holder” or “Executive” means as set forth in the Companies Law. To the extent that an Office Holder’s or an Executive’s engagement or service is not through employment relations with the Company or any Affiliate thereof, then this Policy shall apply, with the necessary changes and any reference to basic and/or gross salary shall apply to the respective consultation and/or service fees, which shall be calculated as the basic and/or gross salary defined pursuant to this Policy, as may be amended from time to time, multiplied by 1.4.

“Subordinate office holder” Office holder subordinate reporting directly to the CEO.

“Foreign office holder” Office holder in the position of CEO or subordinate office holder who his / her residency is outside of Israel.

“Terms of Office and Engagement” means as defined in the Companies Law.

Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule, or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

Nothing in this Policy shall confer upon any person, including, any Executive, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Executive. The Terms of Office and Engagement of an Executive shall only be as set in an agreement between such Executive and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Executive, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

To the extent that after the date on which this Policy is approved in accordance with the Companies Law, relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

Terms of Office and Engagement of any Executive that were in effect prior to the date of adoption of this Policy, and were in compliance with prior compensation policies or Company practices, will remain in effect even if those may not be in compliance, in full or in part, with this Policy.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s Office Holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee Office Holder) – the monthly gross consultation fees, excluding VAT (if applicable).

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain Office Holder will be paid discretionary annual / one-time / special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– equity-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be referred together hereafter as: “variable components”).

At the time of approval of the compensation package of an Office Holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

The Company may determine that an office holder’s salary shall be linked to a certain currency or index (regarding basic salary, benefits, and other related benefits).

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of an Office Holder:

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the Office Holder’s field of expertise in general), professional experience and achievements of the Office Holder;

2.3.2	The role of the Office Holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this Office Holder;

2.3.3	The Office Holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the Office Holder.

2.3.5	The Company’s need to recruit or retain an Office Holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the Office Holder, or to the Company’s requirements regarding this Office Holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the Office Holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the Office Holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the Office Holder’s salary or consultation fee compared to the salaries or consultation fees of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as Office Holders in the Company, the recruitment and retainment of the Office Holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an Office Holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits, and other related benefits

2.5.1	The basic salary of an Office Holder shall be determined taking into account the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers and will include additional costs as requires by applicable law and according to Office Holders position (such as a Company vehicle etc.).

The Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) or options to purchase Ordinary Shares (“Options”) which may be granted in the minimum par value per share and allowed under applicable law and may be vested on a monthly basis, in accordance with applicable law.

In such case the calculation of the RS or RSU or Options value in comparison to the basic salary will be times 1.25 of the basic salary for the relevant month.

2.5.3	In any case, the basic monthly gross salary, or alternatively, the monthly services fees (as defined above) shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing June 2023):

Position*	Maximum basic monthly gross salary*
Active Chairperson of the Board of Directors (“Active Chairperson”)**	NIS	90,000
Company’s CEO (“CEO”)	NIS	90,000
Subordinate Office Holders	NIS	80,500
Foreign office Holder	USD	25,000

*	The amounts presented above are in respect of a full-time position (other than the Active Chairperson); those amounts shall change in proportion to the scope of position of the Office Holder.

**	Unless the Active Chairperson hold another position in the Company, in which case he will not be entitled to a double compensation.

2.5.4	Social benefits[14], related benefits, reimbursement of expenses

The Terms of Office and Engagement of an Executive will include benefits or entitlements mandated by Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the following benefits listed below. For avoidance of doubt, Executives who are based outside of Israel may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed.

(a)	Pension, including 401K

(b)	Education Fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	Disability insurance

(g)	Leased car or company car, as well as bearing the cost of related expenses or reimbursement thereof, or the value of the use thereof, including the gross up of car use value, or transportation allowance.

(h)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof.

(i)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(j)	Sick days

(k)	Holiday and special occasion gifts

(l)	Recuperation pay

(m)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(n)	Payments for meals during working hours, according to the Company’s policy for all employees

(o)	Payments or participation in relocation and related costs and expenses

(p)	Loans or advances (subject to Applicable Law)

(q)	Professional or academic courses or studies

[14]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.

(r)	Newspaper or online subscriptions

(s)	Professional membership dues or subscription fees

(t)	Exculpation and indemnification to the fullest extent permitted by Applicable Law

(u)	Directors’ and officers’ liability insurance, to the fullest extent permitted by Applicable Law.

2.5.5	Any of the above benefits may include gross up of taxes and/or mandatory payments required to be made by Applicable Law.

2.5.6	Insurance, indemnification, and exemption

D&O Insurance

2.5.6.1	The Company’s Office Holders, as may be from time to time, shall be entitled to benefit from coverage provided by liability insurance of directors and Office Holders, which the Company will purchase from time to time (the “D&O Insurance”).

2.5.6.2	The D&O insurance and any extension, renewal or replacement of the D&O Insurance, may be approved by the Committee alone (and the Board of Directors, if required by law), if the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy (including Side “A” coverage) shall not exceed US$50,000,000 (fifty million U.S. Dollars) per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The total annual premium that the Company will pay to an insurance company for the Office Holders liability insurance as described above, shall be (i) determined by the Company’s Compensation Committee and after consulting with an insurance expert; and in market conditions and in an immaterial cost at the time of purchasing; or (ii) Shall not exceed a total of $1,000,000.

c.	the Committee has determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets, or liabilities.

2.5.6.3	Run Off Coverage- Upon circumstances to be approved by the Committee (and, if required by law, by the Board), the Company shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance (the “Run Off Coverage”). The limit of liability of the insurer shall not exceed US$30 million per claim and in the aggregate for the term of the policy, the premium for the insurance period shall not exceed 400% of the last paid annual premium and the deductible (except for extraordinary matters as prescribed in the D&O Insurance, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed US$150,000 per claim. The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Committee which shall determine whether the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions and if the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

2.5.6.4	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and Office Holder thereof or an Office Holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

2.5.6.5	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s Office Holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; or (ii) $5 million (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company Office Holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance Notice Period

2.6.1.1	An Office Holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Active Chairperson: up to 6 months advance notice period.

CEO: up to 6 months advance notice period.

Subordinate Office Holder: up to 6 months advance notice period.

Foreign Office Holder: up to 6 months advance notice period.

2.6.1.2	Over the course of the advance notice period, the Office Holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the Office Holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3	The service or employment terms of the Office Holders may include a provision whereby the Company may terminate the services or employment of the Office Holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an Office Holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the Office Holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.3	Retirement Terms

2.6.3.1	The retirement terms of Office Holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while considering, among other things, the parameters set out in section 2.3 above, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Position	Validation of the right from termination of employment / services date
Active Chairperson	Up to 6 months gross salary
CEO	Up to 6 months gross salary
Subordinate Office Holder	Up to 6 months gross salary

2.7	Annual Bonus

In addition to the basic salary, the compensation package of Company’s Office Holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed Office Holder – the gross salary as paid to the Office Holder in the month before the grant of such bonus, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein, and in any case for the benefit of the employee; and (ii) in the case of Office Holder with no employer-employee relationship – the fee paid to the office holder in the month before the grant of such bonus, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office Holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets to determine that component of the annual bonus, which is based on measurable targets.

The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

The Compensation Committee and the Board of Directors may decide to change the measurable targets at any time during the year if the change is for the best interest of the Company and for special circumstances (for example: change of job description, regulatory changes, other material events), that the Compensation Committee and Board of Directors believes that justify making such change (including retroactive change).

According to the rates stated below, the components for each of the Office Holders of the annual bonus will be:

(i)	Measurable Targets (from the categories in the list below);

(ii)	Discretionary Bonus (according to the limitations set forth herein).

Position	Measurable Targets	Discretionary Bonus
Active Chairperson/ CEO	0-100%	0-25% (by Committee and Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0-100%	0-100% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

A bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairperson and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Budget and work plan related targets.

(i)	Achievement of targets/milestones relating to Company’s products and projects.

(j)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant Office Holder’s area of activity.

(k)	Achievement of regulatory approvals and/or IP related approvals.

(l)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(m)	Company’s market value.

(n)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate Office Holder Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the Office Holder, and which are relevant to the relevant Office Holder’s area of activity.

(j)	Achievement of regulatory approvals and/or IP related approvals.

(k)	Budget and work plan related targets.

(l)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(m)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3	Discretionary Bonus

(1)	With regard to the Company’s CEO and an Active Chairperson of the Board of Directors: most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” - the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the Active Chairperson (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the Active Chairperson (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the Active Chairperson (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	Regarding Subordinate Office Holders: subject to the provisions of the law, Subordinate Office Holders may be eligible to receive an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall be in the same amount of gross monthly salaries approved by the Committee and the Board for an annual bonus in the same year.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of annual bonus based on all or some of the measurable targets and/or of discretionary bonus, on an Annual, quarterly, monthly, or otherwise basis.

2.7.4	Neutralization of One-Off Events

As part of the calculation of the eligibility to annual bonus that is based measurable targets based on financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (regarding Subordinate office holders) and by the Company’s Board of Directors regarding the Active Chairperson and the CEO, while listing the underlying reasons for their recommendation.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairperson of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial, as defined below; and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

“immaterial” in this section means (i) up to three salaries; (ii) if no salaries are paid, then the average monthly payment (annual fee and per-board meeting fee) for a non-executive director in the previous year.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (as defined above); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data, and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (in respect of bonus based on Measurable Targets only):

Position	Maximum Annual Bonus[15]
Active Chairperson	Up to 9 monthly salaries.
CEO	Up to 12 monthly salaries
Subordinate Office Holders or Marketing role.	The higher of (i) up to 12 monthly salaries, or (ii) up to USD 300,000.
Other Subordinate Office Holders	Up to 6 monthly salaries

2.7.8	The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every Office Holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

2.7.9	In case the Office Holder fulfilled any of the measurable targets that was determined in advance by the Compensation Committee and the Board of Directors, the Compensation Committee and the Board may determine to pay part of the component of the annual bonus at any time during the said year, following their approval that the Office Holder did fulfill a measurable target.

2.7.10	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.11	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the Office Holder is entitled, at their own discretion.

2.7.12	The Company may pay an office holder who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.13	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

[15]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.8	One-Time Bonus.

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including an Active Chairperson and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business, including but not limited to: IPO, completion of a merger or sale of operations, material agreement, etc. (the “One-Time Bonus”).

An approval of a One-Time Bonus to the CEO, who is not a controlling shareholder, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting if the aggregate amount of all discretionary bonuses does not exceed 3 monthly salaries.

The aggregate amount of the Annual Bonus and One-Time Bonus, other than for the CEO, shall not exceed 10 monthly salaries.

2.9	Special Bonus - merger or sale or assignment by the Company of all or substantially all of its shares or assets.

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus and/or the One-Time bonus, as described in Section 2.7 and 2.8 above), to an Office Holder, including directors and chairperson, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets (the “Special Bonus”). The Special Bonus for all office holders together, other than the CEO and the Active Chairperson, will be subject to a limit of 5% of the transaction value, and in accordance with applicable law (the “Special Bonus”).

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the Company’s shareholders, if the aggregate amount of all discretionary bonuses does not exceed 3 monthly salaries.

2.10	Commissions.

The CEO, may decide to grant Office holders that are providing services of sales and/or services of technical support of sales for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Office holders” and “Commission”, respectively). The purpose of granting Commissions to Sales Office holders is to incentivize Sales Office holders to increase the amount of sales of Company’s products. For each Sales Office holder, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% from direct contribution to the Company’s income from sales, and in any case, the amount paid for each Sales Office holder shall not exceed 12 gross salaries. The Commissions will be paid on either a monthly, quarterly, or annual basis. The maximum amount of Commissions shall be considered from time to time.

The Commission paid to a Sales Office holder shall be separate from the Annual Bonus and/or One-Time Bonus and/or Special Bonus given to them, or instead of Annual Bonus and/or One-Time Bonus and/or Special Bonus, as suggested by in each case by the CEO and approved by the Compensation committee.

2.11	Equity-based compensation.

2.11.1	The purpose of granting long-term compensation is to create an identity of interest between the company’s long-term business results and the Office Holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. The principles for the long-term compensation are as follows:

2.11.1.1	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Company’s Global Incentive Plan, as may be amended from time to time (the “Option Plan” and “Award” or “equity-based compensation”, respectively), to office holders, from time to time at the Board of Director’s discretion.

2.11.1.2	Vesting Period- The vesting period will not be less than three (3) months cliff before the first installment, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.11.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to Office Holders, upon a Change of Control Event(above) or following termination of employment or services of Office Holder, subject to the full discretion of the Board of Directors.

2.11.1.4	Exercise Price- The exercise price of the equity-based compensation shall not be less than (i) the share price at the date of grant; or (ii) the average price of the last 30 trading days share price, prior to the grant date, as decided by the Compensation Committee and the Board of Directors.

2.11.1.5	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6	The grant of equity-based compensation will be granted as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.11.1.7	The maximum equity-based compensation value as specified below is for one-year term and shall be calculated on a linear basis:

Maximum amounts as follows:

Position	Active Chairperson	CEO	Subordinate Office holder
Maximum amount	NIS 2,150,000	NIS 2,150,000	NIS 1,400,000

2.11.1.8	Other conditions for long-term compensation will be in accordance with the Company’s Option plan or any other long-term compensation plan that will be adopted by the Company.

2.11.1.9	Any other terms of the equity-based compensation will be determined by the Compensation Committee and the Board of Directors, in accordance with the Company’s Option Plan in place from time to time, subject to any applicable law.

2.11.1.10	Repricing and exchange equity-based compensation- With approval of the Committee and the Board of Directors, the Company may decide to replace existing Options with RSUs or existing Options with other Options, in different quantities of RSUs and/or Options as well as with different vesting periods and/or exercise price or in different quantities or RSUs and/or Options.

2.11.2	The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/ or relative of controlling shareholder (only in the event described in this section 2.11.2), with RSU or any other or any other equity-based compensation in accordance with the Company’s Option Plan (as defined in the Current Compensation Policy) (the “Exchanged equity-based compensation”).

The Exchanged equity compensation terms will be determined according to the following:

2.11.2.1.	Vesting Period- will be no less than one month.

2.11.2.2	Share Price- will be calculated at the Board of Directors’ discretion granted in the minimum par value per share and allowed under applicable law. In such case the calculation of the RS and RSU value in comparison to the basic salary will be times 1.25 of the basic salary for the relevant month.

All other relevant terms will be as specified in section 2.11.1 above.

2.12	The ratio between the variable components and the basic salary component[16]

Position	The percentage of the total variable components out of the **total annual compensation
Active Chairperson of the Board of Directors	Up to 100%
CEO*	Up to 100%
Subordinate Office Holders, if any	Up to 100%
Foreign Office holders	Up to 100%

*	Subject to applicable law.

**	Total annual compensation means the total basic annual salary, together with the annual social and related benefits, and annual variable components.

2.13	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.13.1	Prior to extending the term of the services or employment agreement with an Office Holder (whether this involves changes to the terms of employment or not), the Office Holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.13.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO (other than a CEO which is a controlling shareholder, in case applicable) will require the approval of the Compensation Committee alone, if it will be determined that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.13.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders (other than a Subordinate office holder which is a controlling shareholder, in case applicable) shall require the approval of the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that Subordinate Office Holder comply with the provisions of this Policy.

In sections 2.13.2 and 2.13.3 above, “immaterial changes to the service and employment terms” are changes, the value of which does not exceed 7% for an annual cost change of compensation of the Office Holder each year, and shall not exceed 25% aggregate change.

[16]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus, and annual value of the equity-based payment.

2.14	Components Of Terms of Office and Engagement of a Director

2.14.1	External directors and/or any non-executive directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as may be from time to time and according to the Company’s rank.

2.14.2	Directors who also serve as Office Holders will be able to receive directors’ compensation in addition to the Office Holders compensation, subject to applicable law and required approvals.

2.14.3	In addition, the directors of the Company will be entitled to reimbursement of travel and parking expenses.

2.14.4	In the case of a non-executive director (except for external directors, if any) with additional expertise in the Company’s operations and / or in other areas where the Board of Directors has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed NIS 720,000.

2.14.5	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law.

2.14.6	Annual Equity-based Plan for directors - In addition to all of the above mentioned in section 2.11.1, Once a year, in a date close to the date of the annual general meeting of the Company, the Compensation Committee and the Board of Directors may, without the need of further approval of the Company’s shareholders, grant each member of the Board of Directors, other than a director who is also serving as the Company’s Chief Executive Officer or a Subordinate Office holder, equity-based compensation under the Company’s Global Incentive Plan, in an annual fair value (calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate)) which will not exceed NIS 1,800,000 (the “Annual Equity-based Plan”).

Vesting Schedule: (i) 1/6 of the equity-based compensation granted will vest at least 6 months from the date of grant, on such date that is closest to either April 19, July 19, October 19 or January 19, as applicable; and (ii) 1/12 of the granted equity-based compensation will vest each quarter for 10 quarters, following the first installment mentioned in section (i) above. In the event of termination of engagement between the Company and any of the Non-Executive Directors, any unvested equity-based compensation at the time of such termination shall be automatically cancelled, unless otherwise accelerated as described below. All other Annual Equity-based Plan terms will be as set forth in section 2.11.1 above.

2.14.7	All other provisions regarding the long-term compensation that apply to the Company’s Office Holders under this Policy, will also apply to the long-term compensation granted to directors.

2.14.8	All Directors may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board and Board committee’s thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

2.15	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office Holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment policy adopted from time to time by the Compensation Committee or the Board. Any recoupment under this Section 2.15 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under applicable law.

2.16	Exchange Rate

Monetary amounts in this Policy that are quoted in $, subject to the applicable currency exchange rates or any exchange rate determined by the Board.

2.17	The ratio between the gross salary of office holders and the gross salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median gross salary between the officers to the other full-time employees (in practice as of the date of approval of the compensation policy):

Position	Ratio to the average salary[17]	Ratio to Median salary
CEO	1.90	1.54
Subordinate Office Holders	1.66	1.34

As of the date of the Policy, there are three full-time employees who are not office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Alarum Technologies Ltd. were included.

At the time of approval of the Policy, the Compensation Committee examined the existing gaps between the Office Holders and the other employees and found that considering the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the Compensation Committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s Office Holders, given the structure of the Company.

3. Non-Exclusivity of This Policy

3.1	Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or benefits.

3.2	The Terms of Office and Engagement of a Director may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

4. Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labour laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

5. SEVERABILITY

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: September 13, 2023

**

[17]	The ratio to the average salary and the median salary refers to the gross salary cost of the employees of Alarum Technologies Ltd. only, and does not include the cost of the salaries of the Office Holders.